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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               (AMENDMENT NO. ___)

                            ELMER'S RESTAURANT, INC.
                            ------------------------
                            (Name of Subject Company)

                            ELMER'S RESTAURANT, INC.
                            ------------------------
                       (Names of Person Filing Statement)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                     289393
                  ---------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Bruce N. Davis, CEO
                            Elmer's Restaurant, Inc.
                              11802 SE Stark Street
                                 P.O. Box 16938
                             Portland, OR 97292-0938
  ----------------------------------------------------------------------------
     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

1.       SUBJECT COMPANY INFORMATION.

         The company that is the subject of the tender offer is Elmer's Restaurant, Inc. ("Elmer's"). The address and telephone number of the executive officers of Elmer's is as follows:

         Bruce N. Davis, President and CEO
         Jerry Scott, Vice President
         Dennis R. Miller, Secretary and Corporate Controller
         11802 SE Stark Street
         P.O. Box 16938
         Portland, OR 97292-0938
         (503) 252-1485


         The tender offer is for the purchase of all of the outstanding common stock of Elmer's. As of December 8, 2004, Elmer's had 1,842,945 shares of its common stock issued and outstanding. Of those outstanding shares, approximately 756,601 shares are owned by shareholders other than EAC, the party making this tender offer.

2.       IDENTITY AND BACKGROUND OF FILING PERSON.

         Elmer's is serving as the filing person under federal securities regulations and is filing this Schedule 14D-9 in response to the tender offer of ERI Acquisition Corp. ("EAC"), which is soliciting the purchase of all of the outstanding common stock of Elmer's not currently owned or controlled by EAC for a cash price of $7.50 per share. Correspondence to Elmer's may be sent to:

                  Elmer's Restaurant Inc.
                  11802 SE Stark Street
                  P.O. Box 16938
                  Portland, OR  97292-0938
                  Attn: Mr. Bruce N. Davis, CEO

         The address of EAC is:

                  363 High Street
                  Eugene, Oregon 97401

3.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         There are no material agreements, arrangements or understandings between Elmer's and its directors, executive officers or affiliates (collectively the "Elmer's Parties"), or between the Elmer's Parties and EAC, any of its directors, executive officers or affiliates. Every member of the board of directors of Elmer's is also a shareholder in EAC and therefore, collectively are the principals initiating the tender offer for the purpose of taking Elmer's private. As a result, the entire board of directors has an inherent conflict of interest in expressing any opinion, individually or as a group, as to the fairness or adequacy of the tender offer.

4.       THE SOLICITATION OR RECOMMENDATIONS.

         Because the entire board of directors are part of the group making the tender offer, the board of directors desires that the tender offer be judged on its merits by each individual shareholder without any undue influence by the board regarding each shareholder's decision to accept or reject the tender offer as proposed. Because of the inherent conflict of interest noted in Section 3 above, the board of directors is unable to take a position with respect to the tender offer. Consequently, the shareholders being solicited should carefully read the information presented in the tender offer and this response and make an independent evaluation of the merits of the proposed tender offer. All Company documents filed electronically on the SEC's website are available at http://www.sec.gov. As a courtesy to shareholders, the Tender Offer and accompanying filings are available on the Company's website, www.elmers-restaurants.com.

         The executive officers and directors intend to contribute their individual shares to EAC solely for the purpose of forming a new company to solicit the purchase of the remaining outstanding shares of Elmer's for the purpose of reducing the number of outstanding shareholders and taking the Elmer's private. As a result, the executive officers and directors will not own any shares in Elmer's subject to the tender offer.

         All  statements  and  representations  contained  in the  tender  offer documents presented to shareholders by EAC are the sole statements and representations of EAC and should not be construed as statements, representations or endorsements of Elmer's or its board of directors.

5.       PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Elmer's has not retained, employed or compensated any person to solicit or make a recommendation in connection with the tender offer. The principals of EAC retained the services of Veber Partners, Inc., an investment banker ("Veber"). Veber was previously engaged by Elmer's in 1998 and is familiar with the operations of Elmer's. EAC engaged Veber to evaluate the proposed tender offer for EAC. Other than providing information to Veber relative to its evaluation, Elmer's has had no involvement with the engagement of Veber and all fees due Veber have been paid by EAC, or individually by the principals of EAC. Veber was not engaged to provide advice or make a recommendation to Elmer's or its shareholders.

6.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Elmer's has had no transactions in its securities in the past 60 days, except as disclosed below:

         o Each of the directors and certain executive officers have pledged their respective shares in Elmer's to EAC,
         o Elmer's has issued immaterial number of shares to departing employees pursuant to the company's stock option plan; and
         o In a separate transaction, Elmer's shares held by Franklin Holdings LLC were distributed to its members (who are members of EAC) as set forth in the acquiring group's Schedule 13D filed November 19, 2004.

7.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Elmer's is not engaged in or undertaking any negotiations in response to the proposed tender offer for the acquisition of its securities and has no plans, proposals, or is involved in any negotiations for such plans or proposals, that relate to or may result in any merger, reorganization or liquidation of Elmer's at this time. Although not negotiating with EAC or entering into any agreement or understanding with EAC regarding any merger between EAC and Elmer's, Elmer's is aware that the intent of the tender offer by EAC is for the purpose of taking Elmer's private and Elmer's acknowledges that to complete such transaction EAC, as the controlling shareholder of Elmer's, may elect to merge Elmer's with and into EAC after the tender offer closes. If EAC controls at least 90% of the outstanding voting stock of Elmer's after the close of the tender offer, no approval by Elmer's or its remaining shareholders will be required to complete such a merger and any remaining shareholders of Elmer's after the close of the tender offer will no longer be shareholders in either EAC or Elmer's in the event of a merger.

In response to the proposed tender offer by EAC, the board of directors adopted corporate resolutions recognizing the formation of EAC as a controlling shareholder for the purpose of taking Elmer's outside the scope of the Oregon Business Combination Act. This action permits EAC to effect a merger between EAC and Elmer's at the close of the tender offer in the event the majority of the minority shareholders of Elmer's effectively consent to the proposed going private transaction by tendering their shares in response to the tender offer.

8.       ADDITIONAL INFORMATION.

         The board of directors of Elmer's desires to have shareholders not a part of EAC evaluate the tender offer and proposed going private transaction on its own merits and without influence from the board of directors as a group or individually. If a majority of the minority shareholders tender shares based on an independent evaluation, the board of directors views such majority tender as essentially shareholder approval of the going private transaction intended by EAC and, accordingly, may take subsequent action, as it deems necessary, to effect the wishes of the majority of the minority shareholders to permit the completion of the going private transaction.

9.       EXHIBITS.

         None.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            Elmer's Restaurants, Inc.


                            By: /s/ BRUCE N. DAVIS
                               --------------------------------------------
                               Bruce N. Davis
                               Chief Executive Officer and President



Dated: December 21, 2004